                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.         )*



                  Interstate National Dealer Services, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                   Common Stock, $0.01 Par Value Per Share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  46102P104
                     -----------------------------------
                                (CUSIP Number)


  Scott J. Lederman, Esq. 777 Long Ridge Road, Stamford, Connecticut 06902
                               (203) 614-2000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                                June 9, 1997
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO.  46102P104                                          PAGE 2 OF 8  PAGES
                                                                  ---  ---


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      S.A.C. Capital Advisors, LLC


--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      00
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Delaware
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     None
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   221,500
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     None
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     221,500
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      221,500
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [X]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      6.52%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      00
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 46102P104                                            PAGE 3 OF 8 PAGES
                                                                   ---  ---


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Steven A. Cohen
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      00
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     None
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   221,500
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     None
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     221,500
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      221,500
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      6.52%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                  Schedule 13D

CUSIP No. 46102P104                                            Page 4 of 8 Pages
                                                                   ---  ---




      ITEM 1.     SECURITY AND ISSUER

            This Schedule 13D is filed by S.A.C. Capital Advisors, LLC, a Delaware limited liability company (hereinafter referred to as "SAC Advisors") and Steven A. Cohen ("Cohen") (SAC Advisors together with Cohen shall hereinafter be referred to as the "Reporting Persons") with respect to the shares of common stock, $0.01 par value per share (the "Shares") of Interstate National Dealer Services, Inc., a Delaware corporation (the "Company"), with its principal executive offices located at 333 Earle Ovington Blvd., Mitchel Field, New York 11553, held by S.A.C. Capital Associates, LLC, an Anguillan limited liability company ("SAC Associates"). SAC Associates is not listed as a Reporting Person on this Schedule 13D because all voting and investment power (as defined in Rule 13d-3) has been vested with SAC Advisors pursuant to an Investment Management Agreement.

      ITEM 2.     IDENTITY AND BACKGROUND

            SAC Advisors, a Delaware limited liability company, engages in the active trading of securities and, to a lesser extent, commodity interests on a discretionary basis on behalf of various entities. Cohen, a citizen of the United States of America, is the Managing Member, President, and Chief Executive Officer of SAC Advisors. The other officers of SAC Advisors, each of whom is a citizen of the United States of America, are Scott J. Lederman, Executive Vice President and Secretary, Barry M. Skalka, Executive Vice President and Treasurer, Steven A. Weiss, Executive Vice President, and Terence E. Fox, Executive Vice President. The principal business address of SAC Advisors, Mr. Cohen, Mr. Lederman, Mr. Skalka, Mr. Weiss and Mr. Fox is 777 Long Ridge Road, Stamford, Connecticut 06902.

            None of the Reporting Persons, Mr. Lederman, Mr. Weiss, Mr. Skalka or Mr. Fox have during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of them been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or subjected any of them to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            The aggregate amount of funds (including commissions) used by the Reporting Persons to purchase the Shares owned beneficially by them was $1,535,237.00.

            All funds used by SAC Advisors to purchase the Shares directly owned by SAC Associates were derived from SAC Associates' working capital. Such funds may include margin debt incurred from time to time in the ordinary course of business pursuant to customary margin agreements with Spear, Leeds & Kellogg.

      ITEM 4.     PURPOSE OF TRANSACTION

            SAC Advisors acquired the Shares for the purpose of investment because it believes the Shares represent a favorable investment opportunity. SAC Advisors is

                                  Schedule 13D

CUSIP No. 46102P104                                            Page 5 of 8 Pages
                                                                   ---  ---


      evaluating and will continue to evaluate the investment potential of the Shares. Depending on various factors including the results of such evaluation, the Company's business prospects and financial position, other developments concerning the Company, the price level of the Shares, available opportunities to acquire or dispose of Shares or realize trading profits, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities and developments relating to its business, SAC Advisors may in the future take such actions with respect to such holdings in the Company as it deems appropriate in light of circumstances existing from time to time. Such actions may include the purchase of additional Shares in the open market, through privately negotiated transactions with third parties or otherwise, or the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the Shares now owned or hereafter acquired.

            Except as set forth above, as of the date of this Schedule, neither of the Reporting Persons nor the entities and individuals described in
      Item 2 above has any plans or proposals which would result in or relate to any of the transactions described in paragraphs (a) through (j) of
      Item 4 of Schedule 13D.

      ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            (a) The Reporting Persons beneficially own 221,500 Shares representing 6.52% of the 3,399,833 Shares reported by the Company as outstanding in its April 30, 1997 Form 10-Q.

            (b) None of the entities or individuals described in Item 2 other than the Reporting Persons, has the power to vote or direct the vote, or dispose or direct the disposition of, the Shares.

            (c) Except as set forth in Annex 1 hereto, no transactions in Shares were effected during the past 60 days by the Reporting Persons.

            (d) SAC Associates has the right to receive dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

            (e)   Not applicable.


      ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person relating specifically to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

                                  Schedule 13D

CUSIP No. 46102P104                                            Page 6 of 8 Pages
                                                                   ---  ---




      ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

                  No exhibits are required to be filed.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

      Date:  June 19, 1997



                                     S.A.C. CAPITAL ADVISORS, LLC


                                      By:
        -------------------------        ---------------------------------------
        Steven A. Cohen                  Scott J. Lederman, Esq.
                                         Executive Vice President

                                  Schedule 13D

CUSIP No. 46102P104                                            Page 7 of 8 Pages
                                                                   ---  ---


                                        ANNEX 1

              Transactions by Reporting Persons in Common Stock of
          Interstate National Dealer Services, Inc. within 60 Days of
                                 June 17, 1997

                                            Number of Shares              Average Price
            Trade Date                       Bought/Sold (2)              per Share (3)
            ----------                       ---------------              -------------
             3/13/97                             5,000                       6.8750
             3/21/97                             4,000                       7.2500
             3/21/97                             1,000                       7.3125
             3/24/97                             2,000                       7.3125
             3/25/97                             4,500                       7.1528
             3/26/97                             2,500                       7.2000
             3/31/97                             1,000                       7.21875
             4/4/97                              2,500                       7.0313
             4/25/97                             6,000                       6.5729
             4/25/97                             4,000                       6.4375
             4/30/97                             2,000                       6.5000
             4/30/97                             5,000                       6.4375
             5/1/97                              2,500                       6.5000
             5/2/97                              2,500                       6.3125
             5/2/97                              2,000                       6.3750
             5/2/97                              2,500                       6.3750
             5/2/97                              1,000                       6.5000
             5/2/97                              5,000                       6.3125
             5/5/97                              2,000                       6.7500
             5/5/97                             10,000                       6.8438
             5/5/97                              5,000                       7.2500
             5/5/97                              2,000                       6.7685
             5/6/97                              2,000                       7.0000
             5/6/97                             18,000                       6.9306
             5/6/97                              2,000                       6.8125
             5/6/97                              7,000                       6.9821
             5/6/97                              7,500                       7.0625
             5/7/97                              1,000                       7.0625
             5/9/97                              3,500                       7.0625
             5/9/97                             10,000                       7.0156
             5/13/97                             2,000                       7.0625
             5/15/97                             5,000                       6.8750
             5/30/97                             2,500                       6.5000
             6/2/97                             10,000                       6.5300
             6/3/97                              2,000                       6.5300
             6/5/97                             10,000                       6.6750
             6/6/97                              2,500                       6.7813
             6/6/97                              7,000                       6.8750

                                  Schedule 13D

CUSIP No. 46102P104                                            Page 8 of 8 Pages
                                                                   ---  ---


                                            Number of Shares              Average Price
            Trade Date                       Bought/Sold (2)              per Share (3)
            ----------                       ---------------              -------------
             6/9/97                              4,000                       7.4063
             6/9/97                              1,000                       7.0625
             6/9/97                              2,000                       7.1875
             6/9/97                              4,500                       7.25
             6/10/97                            15,000                       7.5
             6/13/97                             3,000                       7.0625
             6/13/97                            25,000                       7.125


      (1) Unless otherwise indicated, all transactions were effected on the Nasdaq system.
      (2)  Prices exclude commission.